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                                                                    EXHIBIT 23.3

              INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULE

  We consent to the use of our report on the combined financial statements of Providence Journal Cable dated February 10, 1995, included herein, and to the reference to our firm under the heading "Experts" in the Prospectus.

  Our report dated February 10, 1995, includes an explanatory paragraph that states that the financial statements are intended to present the cable television businesses owned or partially owned by Providence Journal Company that are to be acquired by Continental Cablevision, Inc. pursuant to an agreement and plan of merger. Our report also refers to a change in method of accounting for income taxes in 1992.

                                                           KPMG Peat Marwick LLP

Providence, Rhode Island

April 25, 1996